Digital Brands Group, Inc.

1400 Lavaca Street

Austin, TX 78701

November 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-3, as amended
File No. 333 – 268045
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Brands Group, Inc. (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3, as amended (333 – 268045) be declared effective at 4:30 p.m., Eastern Time, on November 8, 2022, or as soon thereafter as practicable.

Please contact Thomas J. Poletti, Esq. of Manatt, Phelps & Phillips, LLP, counsel to the Company, by telephone at (714) 371-2501 or by email at tpoletti@manatt.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

DIGITAL BRANDS GROUP, INC.

By: /s/ John Hilburn Davis IV
Name: John Hilburn Davis IV
Title: President and CEO